METALLA ROYALTY & STREAMING LTD.

MANAGEMENT'S DISCUSSION & ANALYSIS

For the six months ended November 30, 2019

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of January 22, 2020, should be read in conjunction with the Company's condensed interim consolidated financial statements for the six months ended November 30, 2019 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included in the following MD&A are in Canadian dollars ("C$") except where noted. These documents and other information relevant to the Company's activities are available for viewing on SEDAR at www.sedar.com.

Management's Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties ("NSRs"), gross value return royalties ("GVRs"), net profit interests ("NPIs), gross proceeds royalties ("GPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

Subsequent to the reporting date, the Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have not been adjusted to reflect the four for one share consolidation, unless otherwise noted.

COMPANY HIGHLIGHTS

During the three months ended November 30, 2019, the Company:

  shipped 103,285 (2018 - 57,814) attributable silver ounces ("oz.") at an average realized price of US$17.43 (2018 - US$15.06) and average cash cost of US$7.21 (2018 - US$5.90) per oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$10.22 (2018 - US$9.16) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);
  had 61,296 (May 31, 2019 - 59,515) attributable silver oz. remaining and to be sold in subsequent periods;
  recognized revenue from stream interest of $2,137,581 (2018 - $1,623,140), income from operations of $729,190 (2018 - $578,898), net loss of $1,054,540 (2018 - $496,948), and adjusted EBITDA of $400,539 (2018 - $609,163) (see non-IFRS Financial Measures); and
  recorded fiscal year-to-date cash flow from operating activities, before net change in non-cash working capital items, of $129,167 (2018 - $1,895,630) along with its financing activities, resulted in working capital of $7,167,746 (May 31, 2019 - $862,799).

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Endeavor Mine	CBH Resources	NSW, Australia	Production	Zn, Pb, Ag	100% Ag Stream
Joaquin Mine	Pan American Silver	Santa Cruz, Argentina	Development	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR(3)
FMS	St. Barbara	Halifax, Nova Scotia	Development	Au	1.0% NSR
FMS (Plenty)	St. Barbara	Halifax, Nova Scotia	Development	Au	3.0% NSR
COSE Mine	Pan American Silver	Santa Cruz, Argentina	Development	Ag, Au	1.5% NSR
Garrsion Mine	O3 Mining	Kirkland Lake, Ontario	Development	Au	2.0% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Development	Ag, Au	2.0% NSR
Hoyle Pond Ext.	Newmont Goldcorp	Timmins, Ontario	Development	Au	2.0% NSR(3)

Management's Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

La Fortuna	Minera Alamos	Durango, Mexico	Development	Au, Ag, Cu	1.0% NSR(4)
New Luika	Shanta Gold	Tanzania	Production	Au	15% Ag Stream
Wasamac	Monarch Gold	Val d'Or, Quebec	Development	Au	1.5% NSR
Timmins West Ext.	Pan American Silver	Timmins, Ontario	Development	Au	1.5% NSR(3)
Beaufor Mine	Monarch Gold	Val d'Or, Quebec	Development	Au	1.0% NSR
San Luis	SSR Mining	Peru	Development	Ag, Au	1.0% NSR
Akasaba West	Agnico Eagle	Val d'Or, Quebec	Development	Au, Cu	2.0% NSR(3)
TVZ Zone	Newmont Goldcorp	Timmins, Ontario	Development	Au	2.0% NSR
Dufferin East	Resource Capital	Halifax, Nova Scotia	Development	Au	1.0% NSR
Zaruma	Core Gold	Ecuador	Development	Au	1.5% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Exploration	Au	2.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Exploration	Au, Ag	2.75% NSR(6)
Big Island	Copper Reef Mining	Flin Flon, Manitoba	Exploration	Au	2.0% NSR
Biricu	Guerrero Ventures	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Yukon	Exploration	Au	1.0% NSR
Camflo Northwest	Monarch Gold	Val d'Or, Quebec	Exploration	Au	1.0% NSR
Edwards Mine	Wateron	Wawa, Ontario	Exploration	Au	1.25% NSR
Pucarana	Buenaventura	Peru	Exploration	Au, Ag	1.8% NSR(4)
Capricho	Pucara	Peru	Exploration	Au, Ag	1.0% NSR
Lourdes	Pucara	Peru	Exploration	Au	1.0% NSR
Santo Tomas	Pucara	Peru	Exploration	Au	1.0% NSR
Guadalupe/Pararin	Pucara	Peru	Exploration	Au	1.0% NSR
DNA	Detour Gold	Cochrane, Canada	Exploration	Au	2.0% NSR
Puchildiza	Metalla	Chile	Exploration	Au	1.5% NSR(5)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Exploration	Au	1.5% NSR
Bint Property	Glencore	Timmins, Ontario	Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Timmins, Ontario	Exploration	Au	2.0% NSR
Montclerg	IEP	Timmins, Ontario	Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Timmins, Ontario	Exploration	Au	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Exploration	Au, Ag	0.4% NSR
Sirola Grenfell	Golden Peak Res.	Kirkland Lake, Ontario	Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR(4)
Solomon's Pillar	Sage Gold	Greenstone, Ontario	Exploration	Au	1.0% NSR
Los Patos	Private	Venezuela	Exploration	Au	1.5% NSR
Tower Mountain	Private	Thunder Bay, Ontario	Exploration	Au	2.0% NSR(6)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR

(1) Zn: zinc, Pb: lead, Ag: silver, and Au: gold

(2) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details

(3) Subject to partial buy-back and/or exemption

(4) Option to acquire the underlying and/or additional royalty

(5) Option available

(6) Subject to closing conditions

Management's Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

COSE & Joaquin

Pan American Silver Corp. ("Pan American") has disclosed by news release on January 15, 2020 that pre-production underground development at both COSE and Joaquin mines progressed during 2019 along with the purchase of the necessary mining equipment and the completion of the infrastructure facilities. Pan American stated that both mines will enter the production phase in early 2020 and there is no further project capital spending anticipated.

Metalla holds a NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

El Realito

Agnico Eagle Mines Limited ("Agnico") disclosed in their news release on October 23, 2019 that recent drilling at El Realito project located adjacent to the operating La India mine in Sonora Mexico suggests there could be an improved strip ratio and increased mineral resources inside the current life of mine reserve pit design. The highlight of the pit expansion drilling is 1.3 g/t gold and 4 g/t silver over 17.7 metres. At the end of the third quarter of 2019, 11,278 metres were drilled at El Realito. The company also drilled its first two exploration holes at the Los Tubos target directly south of the El Realito deposit during the third quarter of 2019.

Metalla holds a 2.0% NSR on the El Realito property.

Santa Gertrudis

Agnico conducted its largest drill program in Mexico at Santa Gertrudis in 2019, drilling a total of 35,709 metres as of the end of the third quarter. Drilling was completed throughout the 42,000-hectare Santa Gertrudis property greater than the 29,000 metres that were budgeted due to the success at the Amelia deposit discovery. Drilling at the Amelia deposit totaled 15,056 metres at the end of Q3 2019 and resulted in an increase in the strike of the Amelia deposit to a total of 800 metres; the deposit remains open along strike and at depth. Notable highlights from Agnico's news release dated October 23, 2019 include 6.4 g/t gold over 7 metres and 9.6 g/t gold over 6 metres.

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

Agnico will be releasing further updates on El Realito and Santa Gertrudis in their year-end update on February 14, 2020, along with expected updated mineral resource estimates for both assets. Metalla expects an increase to the resource base for both Santa Gertrudis and El Realito.

Fifteen Mile Stream

St Barbara Limited ("St Barbara") disclosed in their news release on January 22, 2020, they continue to have exploration success at Fifteen Mile Stream as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend.

At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres.

At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1 metre.

Management's Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may be extended into a new zone call 149 extension intercepting 1.31 g/t over 22 metres.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

Endeavor Mine Silver Stream

The operator of the Endeavor Mine in Cobar, Australia, CBH Resources Limited ("CBH"), has completed their internal studies and reports that has outlined a substantial mineralized zone known as the Deep Zinc Lode "DZL", located roughly 200 meters below the limits of the current mine infrastructure. The silver stream held by Metalla covers 100% of the silver within the DZL mineralized zone. CBH has disclosed to Metalla that the DZL will add an indicated resource of 1.93 million ounces of silver (1.37 million tonnes @ 43.8 g/t) and inferred resource of 1.68 million ounces of silver (1.31 million tonnes @ 39.9 g/t) with expected recoveries of 90% on zinc and 30% on silver.

June 2019 DZL Resources	Mt	Zn%	Pb%	Ag g/t	PB+Zn%	Ag Moz
Indicated	1.37	8.2	0.7	43.8	8.9	1.9
Inferred	1.31	7.3	0.8	39.9	8.1	1.7

Source: CBH Resources, reported net of a 5% Pb + Zn cutoff

CBH has estimated a total of US$28.7M in capital and operating costs will need to be spent before the start of production on the DZL and timeline of approximately 18 months to complete development. CBH has initiated a formal sale process that is now underway for the Endeavor mine which is expected to be completed in the first half of 2020. As part of this process CBH has further implemented a reduction in the workforce and the mine has been placed on care and maintenance until a decision is made to develop the DZL.

Metalla has the right to buy 100% of the silver production up to 20 million ounces from the Endeavor Mine for an operating cost contribution of US$1.00 each ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at NGLM located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion. For 2020, Shanta has disclosed guidance of 80-85 thousand oz. and a 65% increase in its exploration budget to US$5M over 2019.

Metalla holds a 15% interest in a silver stream on NLGM at an ongoing cost of 10% of spot.

Zaruma

Titan Minerals Ltd. ("Titan") announced by news release on January 14, 2020 they have been successful in their offer to purchase all of the issued and outstanding common shares of Core Gold, the owner of the Zaruma mine in Ecuador. Titan has stated they will become an emerging Latin American focused gold explorer, developer and producer with greater scale.

Metalla holds a 1.5% NSR on the Zaruma mine.

Management's Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

Dufferin East

On November 18, 2019 Aurelius Minerals Inc. announced an agreement to acquire the Dufferin gold mine from Sprott Resource Lending for US$8M in total consideration, which transaction is expected to close in the first quarter of 2020. Metalla holds a 1.0% NSR on the Dufferin East deposit.

Production and sales from royalties and streams

	Q2	Q2	YTD	YTD
	2020	2019	2020	2019
Attributable silver oz. from prior period	116,359	41,415	59,515	90,476
Production during the period
Endeavor Silver Stream	100,676	93,818	164,436	261,799
NLGM(1)	4,389	4,389	8,778	8,780
Total attributable silver oz. produced	164,581	139,622	232,730	361,055
Total attributable silver oz. sold	(103,285)	(81,808)	(114,590)	(303,241)
Remaining attributable silver oz.(2)	61,296	57,814	61,296	57,814

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.

CORPORATE UPDATE

Effective January 16, 2020, the Company has appointed Mr. Terry Krepiakevich to the board of directors as an independent director. Mr. Krepiakevich is currently a member of the board of directors of several publicly listed and private companies, including as Chair of the Audit Committee for Alexco Resource Corp., a TSX-listed and NYSE American-listed mineral resources company since July 2009, and a director of Kaizen Discovery Resource Corp.

OUTLOOK

Primary revenue sources are expected to transition in 2020 as Joaquin and COSE move toward commercial production and the Endeavor Mine, which has been placed on care and maintenance, will receive final settlements on concentrate shipments through the first calendar quarter of 2020. NLGM production remains consistent but will remain a smaller portion of total expected revenue. The Company will provide guidance for fiscal 2020 upon commercial production achieved at Joaquin and COSE.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to November 30, 2019 and should be read in conjunction with the Company's condensed interim consolidated financial statements for the six months ended November 30, 2019 and 2018.

	Q2-2020	Q1-2020	Q4-2019	Q3-2019
Revenue from stream interest	$2,137,581	$160,298	$887,214	$1,442,006
Share-based payments	(356,659)	(536,904)	(228,411)	(362,547)
Net loss for the period	(1,054,540)	(1,215,152)	(1,188,405)	(446,105)
Dividends declared and paid	403,946	399,094	565,603	492,648
Earnings (loss) per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.00)
Weighted average shares outstanding - basic	134,796,421	133,290,007	127,427,085	111,928,822

Management's Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Revenue from stream interest	$1,623,140	$3,900,301	$1,868,092	$1,761,491
Share-based payments	(214,056)	(279,457)	(179,517)	(28,800)
Net loss for the period	(496,948)	(312,031)	(797,120)	(310,845)
Dividends declared and paid	401,314	354,174	225,519	148,759
Earnings (loss) per share - basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)
Weighted average shares outstanding - basic	92,698,885	79,311,399	75,236,522	74,407,325

RESULTS OF OPERATIONS

Three months ended November 30, 2019

The Company's net loss totaled $1,054,540 (2018 - $496,948) for the three months ended November 30, 2019. Overall, net loss for the current quarter was affected by increases in general and administrative expenses due to the Company's listing of its common shares on the NYSE American, LLC, share-based payments on the restricted share units ("RSUs") to be vested, and interest accretion charge related to the convertible facility with Beedie (the "Beedie Facility").

Six months ended November 30, 2019

The Company's net loss totaled $2,269,692 (2018 - $808,979) for the six months ended November 30, 2019. Overall, net loss for the current period was affected by the same factors discussed above, as well as decrease in attributable silver oz. sold and finance charges of $287,367 on the inception of the Beedie Facility.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company's cash as at November 30, 2019 totaled $7,341,956 (May 31, 2019 - $4,603,062) and its working capital was $7,167,746 (May 31, 2019 - $862,799). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

During the six months ended November 30, 2019, cash increased by $2,738,894. The increase was due to net cash provided by financing activities of $3,966,221, partially offset by net cash used in operating and investing activities of $513,940 and $678,691, respectively. Exchange rate changes had a negative impact on cash of $34,696.

Operating activities

During the six months ended November 30, 2019, net cash used in operating activities amounted to $513,940, which included decreases in trade receivables and other of $181,071 and trade and other payable of $824,178 during the normal course of business.

Management's Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

Investing activities

Cash used in the Company's investing activities during the six months ended November 30, 2019 totaled $678,691, which were related to the acquisition of NSR royalties.

Financing activities

Cash provided by the Company's financing activities during the six months ended November 30, 2019 totaled $3,966,221, which were primarily comprised of $7,000,000 from the Beedie Facility and $1,128,957 from the exercise of share purchase warrants and stock options, partially offset by $2,666,250 of principal loan repayments, $803,040 of dividend, $373,466 of finance charges, and $319,980 of interest.

Requirement of additional financing

Management believes that the Company's current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the six months ended November 30, 2019	or fees	Payments	Total
Management	$164,450	$232,365	$396,815
Directors	89,836	580,644	670,480
	$254,286	$813,009	$1,067,295

As at November 30, 2019, the Company had $Nil (May 31, 2019 - $407,284) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

EVENTS AFTER REPORTING DATE

Subsequent to November 30, 2019, the Company:

  completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019;
  completed the listing of its common shares on the NYSE effective January 8, 2020; and
  granted 12,000 RSUs and 600,000 stock options exercisable at $7.66 per share for five years (on a post-share consolidation basis) to employees, directors, officers, and consultants of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Management's Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 13 of the condensed interim consolidated financial statements for the six months ended November 30, 2019.

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at November 30, 2019, the Company did not have any financial instruments measured at fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loan payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Management's Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7 in the condensed interim consolidated financial statements. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at November 30, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $43,000 in the Company's pre-tax income or loss.

NEW ACCOUNTING STANDARDS

Accounting standards adopted during the period

Adoption of IFRS 16

The Company adopted IFRS 16 Leases ("IFRS 16") on June 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low value will be recorded on the Company's consolidated statement of financial position.

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the Company's analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company's office premise. As a result of adopting the new standard, the Company recognized a right-of-use asset of $26,029. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

New accounting policy for leases under IFRS 16

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

Management's Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

Adoption of IFRIC 23

The Company adopted IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") on June 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company's financial results or disclosures.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in the annual consolidated financial statements for the year ended May 31, 2019.

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q2	Q2	YTD	YTD
Presented in US$	2020	2019	2020	2019
Cost of sales, excluding depletion	$659,142	$393,202	$35,273	$1,608,762
Cost of sales for NLGM(1)	6,443	6,153	12,886	12,493
Adjust for:
Refining charge	79,100	83,072	74,730	305,953
Total cash cost of sales	744,685	482,427	782,031	1,927,208
Total attributable silver oz. sold(2)	103,285	81,808	114,590	303,241
Average cash cost of silver per attributable oz.	$7.21	$5.90	$6.82	$6.36

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, 61,296 oz. of attributable silver produced were to be sold in the subsequent quarter.

Management's Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company's sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q2	Q2	YTD	YTD
Presented in US$	2020	2019	2020	2019
Sales from stream interest	$1,656,526	$1,087,233	$1,760,636	$4,228,753
Revenue from NLGM(1)	64,430	61,534	128,861	124,931
Adjust for:
Refining charge	79,100	83,072	74,730	305,953
Sales from stream and other interests	1,800,056	1,231,838	1,964,227	4,659,636
Total attributable silver oz. sold	103,285	81,808	114,590	303,241
Average realized silver price per attributable oz.	$17.43	$15.06	$17.14	$15.37

Operating cash margin per attributable oz.(2)	$10.22	$9.16	$10.32	$9.01

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin is calculated based on average realized price and average cash cost.

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q2	Q2	YTD	YTD
Presented in C$	2020	2019	2020	2019
Net loss	$(1,054,540)	$(496,948)	$(2,269,692)	$(808,979)
Interest expense	251,012	94,451	388,870	198,781
Finance charges	22,469	-	373,466	-
Income tax provision (recovery)	281,558	142,343	(83,435)	533,603
Depletion and amortization	536,875	530,632	572,530	1,717,305
Foreign exchange (gain) loss	930	124,629	(61,684)	206,521
Share-based payments(1)	356,659	214,056	893,563	493,513
Adjusted EBITDA	$400,539	$609,163	$(175,228)	$2,340,744

(1) Includes stock options and restricted share units

RISK FACTORS

For further information regarding the Company's operational risks, please refer to the detailed disclosure concerning the material risks and uncertainties associated with the Company's business set out in its annual MD&A, dated September 26, 2019, which is available on SEDAR under the Company's filer profile.

Management's Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

 SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, on a post-share consolidation basis, the Company had 34,143,268 common shares issued and outstanding. There were also 1,800,457 stock options and 1,280,851 share purchase warrants outstanding with expiry dates ranging from November 5, 2020 to January 16, 2025. In addition, there were 81,000 restricted share units with vesting dates ranging up to December 15, 2023.

Effective December 17, 2019, the Company completed a share consolidation on a basis of four (4) pre-consolidation shares for one (1) post-consolidation share, all figures above have been adjusted to reflect the four for one share consolidation.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to "mineral resources", "measured mineral resources", or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resources", "indicated mineral resources", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves. "Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Management's Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; the integration of acquired assets; as well as other factors identified and as described in more detail under the heading "Risk Factors" in this MD&A and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Management's Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management's Discussion and Analysis - Page 16